Exhibit 99.1

120 Collins Street
Melbourne 3000
Australia
T +61 (0) 3 9283 3333
F +61 (0) 3 9283 3707
Press release

Rio Tinto completes sale of majority of Alcan Packaging businesses to Amcor for US$1,948 million
2 February 2010
Rio Tinto announced today that it completed the sale of Alcan Packaging global Pharmaceuticals, global Tobacco, Food Europe and Food Asia divisions to Amcor for a total consideration of US$1,948 million1, on 1 February.
Guy Elliott, chief financial officer, Rio Tinto, said “The completion of this complex transaction is another significant step in the recapitalisation of our balance sheet. Since the start of 2009 we have completed divestments of US$5.6 billion despite a difficult environment created by the global financial crisis. These proceeds, together with the proceeds from our successful rights issues and strong underlying cash flows, provide us with the flexibility to pursue value adding investment opportunities as they arise.”
Rio Tinto announced on 18 August 2009 the receipt of a binding offer from Amcor for these businesses for a total consideration of US$2,025 million. Today’s completion excludes the Alcan Packaging Medical Flexibles operations in the US. The sale of these operations is the subject of an ongoing detailed market review by the US Department of Justice. The consideration has been adjusted to exclude the Medical Flexibles operations and to reflect the actual business performance over the past six months. The final consideration remains subject to certain customary post-close adjustments.
Since February 2008, Rio Tinto has announced asset sales of US$10.3 billion. In 2008, Rio Tinto completed divestments totalling US$3.1 billion. In 2009, Rio Tinto agreed asset sales of US$7.2 billion and completed US$3.6 billion of these. Completed transactions in 2009 include Ningxia (aluminium), Potasio Rio Colorado (potash), Corumbá (iron ore), Jacobs Ranch (coal), Alcan Composites and the Cloud Peak IPO.
Agreed sales yet to complete include Alcan Packaging Food Americas and Maules Creek (Coal & Allied).

[1]	Closing consideration represents the initial $2,025 million consideration reduced for the deferred sale of the Medical Flexible business ($65 million), increased for the EBITDA adjustment ($65 million) and reduced for other transaction adjustments, mainly working capital ($77 million).
Cont.../
Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information, please contact:

Media Relations, Australia
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Media Relations, Americas
Tony Shaffer
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Stefano Bertolli
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